AMENDMENT TO AMENDED AND RESTATED MASTER ADMINISTRATION AGREEMENT

This Amendment, effective as of August 10, 2016 (the “Amendment”), is entered into by and between, STATE STREET BANK AND TRUST COMPANY, (the “Administrator”) and EACH MANAGEMENT INVESTMENT COMPANY PARTY TO OR MADE SUBJECT OF THE AGREEMENT (as defined below) (currently Met Investors Series Trust and Metropolitan Series Fund) (each, a “Trust” and collectively, the “Trusts”), each on behalf of each of its series. Capitalized terms defined in the Agreement (as defined below) have the same meanings herein as therein.

WHEREAS, the Administrator and each Trust entered into an Amended and Restated Master Administration Agreement dated as of October 1, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”); and

WHEREAS, the parties hereto wish to amend the Agreement as set forth below.

NOW THEREFORE, in consideration of the mutual agreements herein contained, the parties agree as follows:

1.	Section 7 of the Agreement is hereby deleted in its entirety and replaced with the following:

“7.	INSTRUCTIONS AND ADVICE

At any time, the Administrator may apply to any officer of the Trust for instructions and may consult with its own legal counsel at its own expense or outside counsel for the Trust or the independent accountants for the Trust at the expense of the Trust, with respect to any matter arising in connection with the services to be performed by the Administrator under this Agreement. The Administrator shall not be liable, and shall be indemnified by the Trust, for any action taken or omitted by it in good faith, without negligence and in reliance upon any such instructions or advice or upon any paper or document reasonably believed by it to be genuine and to have been signed by the proper person or persons. The Administrator shall not be held to have notice of any change of authority of any person until receipt of written notice thereof from the Trust. Nothing in this paragraph shall be construed as imposing upon the Administrator any obligation to seek such instructions or advice, or to act in accordance with such advice when received.”

2.	Section 8 of the Agreement is hereby deleted in its entirety and replaced with the following:

“8.	LIMITATION OF LIABILITY AND INDEMNIFICATION

The Administrator shall be responsible for the performance of only such duties as are set forth in this Agreement and, except as otherwise provided under Section 6, shall have no responsibility for the actions or activities of any other person or entity. The Administrator shall have no liability in respect of any loss, damage or expense suffered by the Trust insofar as such loss, damage or expense arises from the performance of the Administrator’s duties hereunder in reliance upon records that were maintained for the Trust by entities other than the Administrator prior to the Administrator’s appointment as administrator for the Trust. In performing the services hereunder, the Administrator shall act without negligence, bad faith, willful misconduct or reckless disregard of its duties and obligations under this Agreement and with the skill and care that may reasonably be expected of a leading provider of fund administration services in carrying out the provisions of this Agreement. The Administrator shall be kept indemnified by and shall be without liability to any Trust or Investment Fund for any action taken or omitted by it in accordance with the standard of care set forth in this Section 8 in connection with the provision of services hereunder, provided that the Administrator shall not be indemnified against any liability (or any expenses incident to such liability) and shall be liable to the Trust or Investment Company for any losses or expenses arising out of the Administrator’s failure to exercise the standard of care set forth in this Section 8, except as otherwise set forth in this Agreement. The Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties hereunder except to the extent arising from the failure of the Administrator, its officers or employees to exercise the standard of care set forth in this Section 8. In no event shall either party be liable for indirect, incidental, special, punitive or consequential damages of any kind whatsoever, whether or not such party has been advised of the possibility or likelihood of such damages. In any event, except as otherwise agreed in writing, the Administrator’s cumulative liability for each calendar year (a “Liability Period”) with respect to the Trust under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Trust including, but not limited to, any liability relating to qualification of the Trust as a regulated investment company or any liability relating to the Trust’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Administrator’s liability for that period have occurred. Notwithstanding the foregoing, with respect to MSF, the Compensation Period for purposes of calculating the annual cumulative liability of the Administrator for the Liability Period commencing on the date of this Agreement and terminating on December 31, 2012 shall be the date of this Agreement through December 31, 2012, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2013 and terminating on December 31, 2013 shall be the date of this Agreement through December 31, 2012, calculated on an annualized basis.

Except as may arise from the Administrator’s bad faith, negligence, willful misconduct or reckless disregard of its duties and obligations under this Agreement, and subject to the Administrator’s fulfillment of its obligations under Section 22 hereof, the Administrator shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, equipment failure, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication disruption.

The Trust will be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any liability subject to the indemnification provided above. In the event the Trust elects to assume the defense of any such suit and retain counsel, the Administrator or any of its affiliated persons, named as defendant or defendants in the suit, may retain additional counsel but shall bear the fees and expenses of such counsel unless (i) the Trust shall have specifically authorized the retaining of such counsel or (ii) the Administrator shall have determined in good faith that the retention of such counsel is required as a result of a conflict of interest.

The indemnification contained herein shall survive the termination of this Agreement.”

3.	Section 9 of the Agreement is hereby deleted in its entirety and replaced with the following:

“9.	CONFIDENTIALITY

All information provided under this Agreement by or on behalf of a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential. Subject to Section 9A below, all confidential information provided under this Agreement by the Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its Affiliates (as defined in Section 9A below), including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct the Administrator or its Affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld; provided that, in the case of clauses (c) and (d) the Receiving Party shall provide as much advance written notice of the disclosure as is reasonably practicable under the circumstances, which notice shall include summary information regarding the expected recipients and information to be disclosed except to the extent providing such notice is prohibited by applicable law or regulation.

The Administrator will employ reasonable safeguards designed to protect each Trust’s confidential information, which may include but are not limited to the use of encryption technologies, passwords and any other safeguards the Administrator may choose to employ, as the Administrator may deem appropriate under the circumstances.”

4.	A new Section 9A is hereby added to the Agreement after Section 9 as follows:

“9A.	USE OF DATA.

(a)    In connection with the provision of the services and the discharge of its other obligations under this Agreement, the Administrator (which term for purposes of this Section 9A includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Trust or an Investment Fund and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Trust and the Administrator or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b)    Subject to paragraph (c) below, the Administrator and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management) may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Trust and the Administrator or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Trust/Investment Fund, and publish, sell, distribute or otherwise commercialize the Data; provided that, (i) unless the Trust otherwise consents, Data is combined or aggregated with information relating to (a) other customers of the Administrator and/or its Affiliates or (b) information derived from other sources, in each case such that any published information will be displayed in a manner that prevents attribution to or identification of such Data with the Trust/Investment Fund and (ii) the Administrator shall provide the Trust with a written summary of any products or services that the Administrator and/or its Affiliates publish, sell, distribute or otherwise commercialize that uses the Data, and the Custodian and its Affiliates agree to promptly (and in any event within thirty (30) calendar days from the date of such request) cease using or including any such Data in any products or services they publish, sell, distribute or otherwise commercialize upon the written request of the Trust (provided that the parties acknowledge and agree that any historical versions of the product or service will not be required to be, and will not be, restated to reflect the removal of the Data as an input thereto). The Trust agrees that Administrator and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of the Administrator’s compensation for services under this Agreement or such other agreement, and the Administrator and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Trust/Investment Fund.

(c)    Except as expressly contemplated by this Agreement, nothing in this Section 9A shall limit the confidentiality and data-protection obligations of the Administrator and its Affiliates under this Agreement and applicable law. The Administrator shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 9A to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.”

5.	Section 12 of the Agreement is hereby deleted in its entirety and replaced with the following:

“12.	EFFECTIVE PERIOD, TERMINATION AND AMENDMENTS

Except with respect to any Investment Fund sub-advised by an affiliate of the Administrator, this Agreement shall remain in full force and effect for an initial term ending December 31, 2020 (the “Initial Term”). After the expiration of the Initial Term, this Agreement shall automatically renew for successive 1-year terms (each, a “Renewal Term”) unless a written notice of non-renewal is delivered by the non-renewing party no later than ninety (90) days prior to the expiration of the Initial Term or any Renewal Term, as the case may be. During the Initial Term and thereafter, either party may terminate this Agreement at any time: (i) in the event of the other party’s material breach of a material provision of this Agreement that the other party has either (a) failed to cure or (b) failed to establish a remedial plan to cure that is reasonably acceptable, within 60 days’ written notice of such breach, or (ii) in the event of the appointment of a conservator or receiver for the other party or upon the happening of a like event to the other party at the direction of an appropriate agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this paragraph with respect to the Trust or any Investment Fund, the Trust, on behalf of the Trust or applicable Investment Fund, shall pay Administrator its compensation due through the date of termination and shall reimburse Administrator for its other fees, charges and out-of-pocket expenses pursuant to the then-existing compensation agreement contemplated by Section 6 hereof.

In the event of: (i) the Trust’s termination of this Agreement with respect to the Trust or its Investment Fund(s) for any reason other than as set forth in the immediately preceding paragraph or (ii) a transaction not in the ordinary course of business pursuant to which the Administrator is not retained to continue providing services hereunder to the Trust or an Investment Fund (or its respective successor), the Trust, on behalf of the Trust or applicable Investment Fund, shall pay the Administrator its compensation due through the end of the then-current term (based upon the average monthly compensation previously earned by Administrator with respect to the Trust or such Investment Fund over the twelve months preceding the provision of notice of termination or the transaction) and shall reimburse the Administrator for its other fees, charges and out-of-pocket expenses pursuant to the then-existing compensation agreement contemplated by Section 6 hereof. Upon receipt of such payment and reimbursement, the Administrator will deliver the Trust’s or such Investment Fund’s records as set forth herein. For the avoidance of doubt, no payment will be required pursuant to clause (ii) of this paragraph in the event of any transaction such (a) the liquidation or dissolution of the Trust or an Investment Fund and distribution of the Trust’s or such Investment Fund’s assets as a result of the Board’s determination in its reasonable business judgment that the Trust or such Investment Fund should be liquidated or dissolved, (b) a merger of the Trust or an Investment Fund into, or the consolidation of the Trust or an Investment Fund with, another entity, or (c) the sale by the Trust or an Investment Fund of all, or substantially all, of the Trust’s or Investment Fund’s assets to another entity, in each of (b) and (c) where the Administrator is retained to continue providing services to the Trust or such Investment Fund (or its respective successor) on substantially the same terms as this Agreement.

With respect to any Investment Fund sub-advised by an affiliate of the Administrator, this Agreement shall continue in full force and effect until terminated by either party by an instrument in writing delivered or mailed, postage prepaid to the other party, such termination to take effect not sooner than sixty (60) calendar days after the date of such delivery or mailing.

Termination of this Agreement with respect to any one particular Investment Fund shall in no way affect the rights and duties under this Agreement with respect to the Trust or any other Investment Fund.

This Agreement may be amended at any time in writing by mutual agreement of the parties hereto.”

6.	A new Section 22 is hereby added to the Agreement after Section 21 as follows:

“22.	DISASTER RECOVERY/BUSINESS CONTINUITY

The Administrator shall have policies, procedures and technology resources that are designed to be sufficient, on a commercially reasonable basis, so that a natural or other disaster or other event impairing performance of services beyond Administrator’s control would not result in undue interruption of the services provided under this Agreement. The Administrator shall enter into and shall maintain in effect at all times during the term of this Agreement with appropriate parties one or more agreements making reasonable provision for (i) periodic back-up of the computer files and data with respect to the Trust and (ii) emergency use of electronic data processing equipment sufficient to provide the services under this Agreement in the event of a disruption affecting the Administrator’s normal operations. Upon reasonable request, the Administrator shall discuss with the Trust any business continuity/disaster recovery plan of the Administrator and/or provide a high-level presentation summarizing such plan. In accordance with internal planning standards, the Administrator shall maintain business continuity and disaster recovery plans consistent with industry standards applicable to similarly situated service providers.”

7.	Except as specifically amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

8.	This Amendment may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received via electronically transmitted form.

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IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed in its name and on its behalf by a duly authorized officer as of the date set forth above.

MET INVESTORS SERIES TRUST
METROPOLITAN SERIES FUND

By:	/s/ Peter H. Duffy
Name:	Peter H. Duffy
Title:	Treasurer

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President